UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 000-52370

CHINA FORTUNE  ACQUISITION CORP.

 (Exact name of registrant as specified in charter)

Jinmao Tower, 88 Century Boulevard, Suite 4403,
Pudong, Shanghai,
People’s Republic of China

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Changes in Certifying Accountants.

(a)   Previous independent registered public accounting firm

On May 27, 2009 (the “Notice Date”), the Board of Directors of China  Fortune Acquisition Corp. (the “Company”) advised UHY LLP (“UHY”) that it had been dismissed as the Company’s independent registered public accounting firm, effective immediately.

UHY performed audits of the Company’s financial statements as of December  31, 2007 and for the year then ended and for the period from August 18, 2006 to December 31, 2006.  UHY’s reports did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the periods ended December 31, 2007, and through the Notice Date, there have been no disagreements between the Company and UHY on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of UHY would have caused UHY to make reference to the subject matter of such disagreements in connection with its report.

The Company provided UHY with a copy of the foregoing disclosures and requested that it furnish a letter addressed to the SEC, stating whether UHY agrees with the statements made by the Company set forth above, and if not, stating the respects in which it does not agree.  Attached as Exhibit 16.1 to this Report is UHY’s  response letter.

(b)	New independent registered public accounting firm

On May 27, 2009, the Board  notified Rotenberg & Co. LLP (“Rotenberg”) that it has been engaged to serve as the Company’s independent registered public accounting firm.

During the two most recent  fiscal years and through  the date of engagement of Rotenberg as the Company’s independent registered public accounting firm, neither the Company nor anyone on its behalf has consulted Rotenberg with respect to any of the following:

(i)	the application of accounting principles to a specified transaction, either completed or proposed;

(ii)
the type of audit opinion that might be rendered on the financial statements and none of the following was provided to the Company: (a) a written report or (b) oral advice that Rotenberg  concluded was an important factor considered by the Company in reaching a decision as  to accounting, auditing or financial reporting issue; or

(iii)
any matter that was either the subject of a "disagreement" (as that term is described in Item 304(a)(1)(iv) of Regulation S-K promulgated by the SEC ) or a “reportable event” (as that term is described in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC).

Item 9.01	Financial Statements and Exhibits

The following exhibit is included with this Report:

Exhibit No.	Description
16.1	Letter of UHY LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 1, 2009

CHINA FORTUNE ACQUISITION CORP.

By:	/s/ Yufeng Zhang
Yufeng Zhang
Chief Financial Officer, Secretary and Treasurer